CESP Companhia Energética de São Paulo

Data 02 DEC 12 AM 10: 19 Ref. CESP

São Paulo, December 4, 2002 CT/FFM/2347/2002

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

02069050

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

SUPPL

Gentleman/Madam:

We are furnishing this letter and the enclosed information pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

Attached to this letter you will find a copy of the Call Notice for an Extraordinary General Shareholders´ Meeting of this Company to be held on December 20, 2002 and to be published in the newspapers "Diário Oficial do Estado de São Paulo" on December 5, 6, and 7 and in "Gazeta Mercantil" on December 5, 6 and 9, 2002. Please find also attached the free translation of the Abstract of the 478th Extraordinary General Shareholders meeting held last November 25. This material comprises English language translation, as required, of the information described in the Rule.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Very truly yours,

Valmir Alves Gomes
Investor Relations Division Manager

Enclosure: 02

Al. Min. Rocha de Azevedo, 25
01410 – 900 São Paulo – SP
Telefone PABX: (0XX11) 252 3611
Fax : (0XX11) 3258 2445
E- mail : inform@cesp.com.br
Datatexto: 01131930CESP BR

CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO

CNPJ n° 60.933.603/0001-78

NIRE 35300011996

GENERAL SHAREHOLDERS´ MEETING

CALL NOTICE

As provided for in Article 11 of the Corporate Bylaws, the Shareholders are called to meet in an Extraordinary General Shareholders´ Meeting of this Company to be held on December 20, 2002, at 10:00 a.m., in its head office, at Alameda Ministro Rocha Azevedo, nº 25 – Esplanada floor, in this city, in order to deliberate on the following Agenda:

a) Amendment to the Corporate Bylaws in compliance with the Law 10,303/01, which introduced some changes in the Law 6,404/76, as well as adjustments in the wording of the following articles: 1, 2, 3, 4, 5, 7, 9, 10, 11, 13, 17, 18, 19, 21, 22, 23, 24, 25, 26, 27, 32, 35, 36, 37, 39, 40, 41 and 42; exclusion of articles 28, 29, 30, 31, 38 and 43; and due to the alterations, the resulting new numbering of such articles, as well as the inclusion of article 38 with a new wording.

b) Other matters of Corporate interest.

As provided for in §3 of article 135 of Law nº 6,404/76, the documents that gives support to the proposal for changing the Corporate Bylaws are available for the shareholders in the company´s head office.

São Paulo, November 25, 2002.

(s)Mauro Guilherme Jardim Arce
Chairman of the Board of Directors

CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO
CNPJ Nº 60.933.603/0001-78
NIRE Nº 35300011996

ABSTRACT OF THE MINUTES OF THE 478th MEETING OF THE BOARD OF DIRECTORS

On November 25, 2002, at 9:00 a.m., duly called by the Chairman of the Board of Directors, according to Article 18 of the Corporate Bylaws, in the meeting room at Rua Bela Cintra, 847- 10th floor, São Paulo, an Extraordinary Meeting was held by the below named and signed members of the Board of Directors of CESP – Companhia Energética de São Paulo. Following the legal procedures, the Chairman of the Board of Directors, Mr. Mauro Guilherme Jardim Arce, opened the meeting, justifying the absences of the councilmembers Gustavo Adolfo Funcia Murgel, Miguel João Jorge Filho and also of Mrs. Ligia Ourives da Cruz Ferreira, Executive Secretary of the Board of Directors, inviting the Secretary of Companhia de Transmissão de Energia Elétrica Paulista, Mr. Luiz Carlos Mussi, to work as secretary of the Meeting....... Following, the Chairman of the Board of Directors passed on to item II of the agenda, "**Proposal to amend the Corporate Bylaws. Call Notice for an Extraordinary General Shareholders´ Meeting**", mentioning that after the meeting of the Board of Directors on November 11, 2002, an Official Letter was sent to CODEC requesting their opinion as to the amendments to the Corporate Bylaws, what proposed that the preferred shares of the Company be negotiated in the capital markets, according to article 17 of Law 6,404/76, following the new wording proposed by Law 10.303/01. The Chairman of the Board informed his colleagues that CODEC deliberated upon paragraph II, article 17 of Law nº 6,404/76, amended by Law nº 10,303/01, that reads as follows: "each preferred share shall have the right to receive a 10% dividend (ten percent) higher than that given to each common share". Put the matter to discussion and vote, it resulted unanimously approved, being registered the contrary vote of the member Fernando José Tenório Acosta due to the reasons explained during the meeting of 11.11.2002, as well as the Call Notice for an Extraordinary General Shareholders Meeting was approved, and reads as follows: CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO. CNPJ n° 60.933.603/0001-78. NIRE 35300011996. GENERAL SHAREHOLDERS´ MEETING. CALL NOTICE. As provided for in Article 11 of the Corporate Bylaws, the Shareholders are called to meet in an Extraordinary General Shareholders´ Meeting of this Company to be held on December 20, 2002, at 10:00 a.m., in its head office, at Alameda Ministro Rocha Azevedo, nº 25 – Esplanada floor, in this city, in order to deliberate on the following Agenda: a) Amendment to the Corporate Bylaws in compliance with the Law 10,303/01, which introduced some changes in the Law 6,404/76, as well as adjustments in the wording of the following articles: 1, 2, 3, 4, 5, 7, 9, 10, 11, 13, 17, 18, 19, 21, 22, 23, 24, 25, 26, 27, 32, 35, 36, 37, 39, 40, 41 and 42; exclusion of articles 28, 29, 30, 31, 38 and 43; and due to the alterations, the resulting new numbering of such articles, as well as the inclusion of article 38 with a new wording. b) Other matters of Corporate interest. As provided for in §3 of article 135 of Law nº 6,404/76, the documents that gives support to the proposal for changing the Corporate Bylaws are available for the shareholders in the company´s head office. São Paulo, November 25, 2002. Mauro Guilherme Jardim Arce,

Chairman of the Board of Directors". The Chairman of the Board of Directors informed that this matter now approved will be submitted to the appreciation of ANEEL – Agência Nacional de Energia Elétrica.

These minutes after approved were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Carlos Pedro Jens, Fernando Carvalho Braga, Fernando José Tenório Acosta, Gustavo de Sá e Silva, Lucia Maria Dal Medico, Luiz de Freitas Bueno, Miguel Carlos Fontoura da Silva Kozma, Miguel João Jorge Filho, Nelson Vieira Barreira, Nereu Ramos Neto, Norberto de Franco Medeiros and Sílvio Aleixo.

São Paulo, November 25, 2002.

(s)Mauro Guilherme Jardim Arce
Chairman of the
Board of Directors

(s)Luiz Carlos Mussi
Executive Secretary of the
Board of Directors, acting